Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 8, 2010

Catalyst Paper announces extension of the private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced an extension of the private exchange offer and consent solicitation (the “Exchange Offer”) for its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”), made pursuant to its Offering Memorandum and Consent Solicitation dated November 24, 2009 (the “Offering Memorandum”) and the accompanying letter of transmittal (the “Letter of Transmittal” and together with the Offering Memorandum, the “Offer Documents”).

The Exchange Offer is being amended to extend the expiration date, from 5:00 p.m., New York City time, on February 5, 2010, to 5:00 p.m., New York City time, on February 12, 2010, unless further extended.

This extension of the expiration date of the Exchange Offer is being made to provide additional time to reach a satisfactory agreement with the lenders under Catalyst’s asset based credit facility (“ABL”) with respect to inter-creditor and other related agreements arising from the proposed issuance of the Senior Secured Notes of Catalyst due December 15, 2016 in the Exchange Offer.  Once a satisfactory agreement has been reached and the necessary ABL lender consents have been obtained, Catalyst intends to promptly amend the Offering Memorandum to reflect the terms of the amended Exchange Offer and make it available to Eligible Holders (as defined below).   There can be no assurance that a satisfactory agreement will be reached or the necessary ABL lender consents will be obtained.

Catalyst has been advised by the exchange agent for the Exchange Offer that, as of the close of business on February 5, 2010, the aggregate principal amount of Old Notes that had been validly tendered (and not validly withdrawn) and for which related consents had been validly delivered (and not validly revoked) was approximately U.S.$79.2 million, or approximately 22.36% of the outstanding Old Notes.  Once Catalyst proceeds with the amended Exchange Offer, holders of Old Notes who tendered prior to the amendment and whose Old Notes are accepted for payment by Catalyst will be entitled to receive the consideration being offered by Catalyst in the amended Exchange Offer as described in Catalyst’s press release of January 25, 2010, including the early tender amount.  The amended Offering Memorandum will specify the date by which tenders will have to be made in order for holders of Old Notes to receive the early tender amount.

The amended Exchange Offer will be made, and the New Notes will be offered and issued, in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the amended Exchange Offer will only be made to holders of Old Notes (i) that are both “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, and “accredited investors,” as that term is defined in Rule 501(a) under the Securities Act, or (ii) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act (collectively, the “Eligible Holders”). In Canada, the amended Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in S.2.14 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”).

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE. OFFERS IN CONNECTION WITH THE EXCHANGE OFFER WILL BE MADE SOLELY BY THE OFFER DOCUMENTS AND ONLY TO ELIGIBLE HOLDERS. NO RECOMMENDATION IS BEING MADE BY CATALYST AS TO WHETHER HOLDERS OF THE OLD NOTES SHOULD TENDER THEIR OLD NOTES OR GIVE THEIR CONSENT.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372